United States securities and exchange commission logo





                            September 3, 2020

       Kyle Detwiler
       Chief Executive Officer
       Clever Leaves Holdings Inc.
       489 Fifth Avenue, 27th Floor
       New York, New York 10017

                                                        Re: Clever Leaves
Holdings Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed August 6,
2020
                                                            File No. 333-241707

       Dear Mr. Detwiler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4, Filed August 6, 2020

       Cover Page

   1. Please ensure you are registering the Holdco common shares subject to the Earnout Award
                                                        Plan.
       Summary of Material Business Terms of the Business Combination, page 3

   2. We note that up to $7,500,000 will be payable to certain Clever Leaves shareholders that will be identified in a
payment spreadsheet delivered by Clever Leaves and will be
                                                        calculated in
accordance with an agreed calculation methodology. Please describe the process or basis for
selecting which shareholders will receive cash consideration, and whether there is a
minimum or maximum number of shareholders that can receive cash consideration. Section
3.01 of the Business Combination Agreement states    the Cash
 Kyle Detwiler
FirstName LastNameKyle   Detwiler
Clever Leaves Holdings Inc.
Comapany 3,
September NameClever
             2020      Leaves Holdings Inc.
September
Page 2    3, 2020 Page 2
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         Arrangement Consideration shall be allocated among the Company Shareholders pursuant to the Payment Spreadsheet and shall be calculated in accordance with the Calculation
         Methodology." The definition of Calculation Methodology in the Business Combination
         Agreement is as set forth on Exhibit F, which is not provided. Please explain in your response the basis for not including Exhibit F.
Questions and Answers about the Proposals, page 10

3. Please revise the disclosure on page 12 and elsewhere to clarify that Clever Leaves (and therefore Holdco) have only just begun sales operations in the cannabinoid space and outside of those related to the Herbal Life acquisition. We note, as an example, your
         statement on page 175 that    [c]annabinoid revenue increased to $242
for the three months
         ended March 31, 2020 from nil for the three months ended March 31, 2019, driven primarily by the sale of cannabinoid products as the Company began to carry out its go-to-
         market strategy.
Risk Factors
Risks Related to the Business Combination and Post-Closing Operations of Holdco, page 37

4.       On page 39 you state that    Holdco may elect not to avail itself of
this exemption from new
         or revised accounting standards and, therefore, it may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth
         companies.    Please clarify whether you have elected not to use the
extended transition
         period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
5. Please describe the United States-Mexico-Canada Agreement mentioned on page 41.
6. On page 42 please briefly describe the COVID-19 implications reflected in the Business
         Combination Agreement.
Risks Related to Ownership of Holdco Securities, page 43

7.       On page 206 you state that    [t]he form of Holdco Articles provide
that every motion put
         to a vote at a meeting of shareholders will be decided by a show of hands unless a poll is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy. Votes by a show of hands or functional equivalent result in each person having one vote (regardless of the number of shares such person is entitled to vote). If voting is conducted by poll, each person is entitled to one vote for each share
         such person is entitled to vote.    Please incorporate risk factor
disclosure describing this
         limitation on shareholder voting rights.
8. Based on the disclosure on page 81, it appears the Closing is contingent on the Holdco common shares, warrants and common shares becoming issuable upon the exercise of the warrants being approved for listing on Nasdaq. Please state such in your second risk factor on page 43.
 Kyle Detwiler
Clever Leaves Holdings Inc.
September 3, 2020
Page 3
SAMA   s Board of Directors    Reasons for the Approval of the Business
Combination, page 90

9.       Please provide examples of the    certain companies that may have
similar lines of business
         which are solely listed on the Toronto Stock Exchange    noted on page
91.
The Business Combination Proposal
SAMA   s Board of Directors    Reasons for the Approval of the Business
Combination, page 90

10.      Please include discussion of the quantitative basis for determining
Clever Leaves    fair
         market value was at least 80% of SAMA   s net assets (excluding taxes
payable on the
         income accrued in the trust account) as quantitative factors are necessary to understand fair market value.
Certain Clever Leaves Projected Financial Information, page 93

11.      On page 93 you state    [f]urthermore, the financial projections do
not take into account any
         circumstances or events occurring after the date they were prepared. Please revise to provide the date the projections were prepared and whether COVID-19 impact was contemplated.
The Earnout Award Plan Proposal, page 112

12. We note that Exhibit D, the Earnout Plan Agreement, will be filed by amendment. Please provide a brief summary of the terms and conditions of the awards, applicable vesting and payment terms and post-termination exercise limitations. Please also state the other forms the awards could be settled in aside from Holdco common shares. Other Information About SAMA, page 118

13. On pages 118-119, please provide the estimated per share amount on a basis more recent than March 31, 2020.
14.      On page 120 you state that the Sponsor and SAMA   s board of directors
have agreed not to
         propose any amendment to SAMA   s amended and restated certificate of
incorporation that
         would alter the redemption right of SAMA   s public shareholders,
please clarify what form
         this agreement takes.
15.    On page 121, please state whether you are aware of any third parties
(excluding SAMA   s
FirstName LastNameKyle Detwiler
       independent auditors) and any prospective target businesses that have not executed
Comapany    NameClever
       agreements         Leaves
                     waiving      Holdings
                             any right, title,Inc.
                                               interest or claim of any kind in
or to any monies held
       in the
September   3, trust
                2020account.
                     Page 3
FirstName LastName
 Kyle Detwiler
FirstName LastNameKyle   Detwiler
Clever Leaves Holdings Inc.
Comapany 3,
September NameClever
             2020      Leaves Holdings Inc.
September
Page 4    3, 2020 Page 4
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
SAMA
Recent Developments, page 130

16. On page 131, please state whether COVID-19 has impacted SAMA more specifically, including its ability to seek and diligence prospective target companies.
Industry Overview, page 134

17. In connection with your statement based on the Arcview Market Research report, please state the percentage attributable to medicinal marijuana, whether available through this resource or another source, to the extent available. Please also tell us whether you purchased any cited reports.
18. We note your disclosure about your German operations on page 139. Please clarify your actual operations in Germany at this time, for instance, have you or anyone on your behalf imported any of your products in Germany? With respect to your statements about your operations and investments in Portugal, please revise the disclosure throughout to ensure it is clear that Clever Leaves is not currently commercially producing products in Portugal.
Business of Clever Leaves, page 138

19. We note that the vast majority of your sales to date have been from your Herbal Brands subsidiary, which only operates in the US selling nutraceutical products. Given this, please balance the disclosure in this section and throughout the proxy statement/prospectus, which is mainly focused on international distribution of cannaboid
         products.
20. In general, please describe what an EU GMP certification indicates and the requirements to obtain such certification. Additionally, please clarify how the EU GMP certification you obtained differs from the EU GMP certification you plan to seek at a later date mentioned on page 141.
Regulatory Environment, page 151

21. On page 161, please provide additional detail surrounding the regulation of CBD products in the United States at the federal level and the risks of regulatory oversight involved therewith.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations of
Clever Leaves
Key Operating Metrics, page 165

22. Please provide a breakdown of the countries for which you attributed revenue in the
         Cannabinoid segment for the periods presented.
 Kyle Detwiler
FirstName LastNameKyle   Detwiler
Clever Leaves Holdings Inc.
Comapany 3,
September NameClever
             2020      Leaves Holdings Inc.
September
Page 5    3, 2020 Page 5
FirstName LastName
Management of Holdco Following the Business Combination, page 181

23. Please provide five years of experience for each director and officer and briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. Refer to Item 18 of Form S-4 and Item 401(e)
         of Regulation S-K.
24. In addition to providing the names of the initial board committee members once available, please provide the information required by Item 407(a) of Regulation S-K regarding independent directors on pages 183-184.
Certain Relationships and Related Party Transactions, page 200

25. Please describe the Holdco related party policy that will be implemented.
Description of Holdco Securities, page 205

26. Please include the following from Instruction 2 to Item 202 of Regulation S-K in the description of the Holdco securities:
             A brief description of any limitations on the right of nonresident or foreign owners to hold or vote such securities imposed by foreign law or by the charter or other constituent document of Holdco, or if no such limitations are applicable, so state;
             A brief description of any governmental laws, decrees or regulations in the country in which the registrant is organized affecting the remittance of dividends, interest and other payments to nonresident holders of the securities being registered;
             A brief description of pertinent provisions of any reciprocal tax treaty between such foreign country and the United States regarding withholding or, if there is no such treaty, so state.
27. We note that your forum selection provision on page 209 identifies the Supreme Court of the Province of British Columbia, Canada and the appellate courts therefrom, as the exclusive forum for certain litigation, including any derivative action. We note on page
         47 you state: "The exclusive jurisdiction provision would not prevent derivative shareholder actions based on claims arising under U.S. federal securities laws from being raised in a U.S. court." Please clarify whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also revise your prospectus, including page 229 and 233, to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, similar to the disclosure on page 47. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also revise the exclusive forum provision in the Form of Articles to state this clearly, or tell us how you will inform
 Kyle Detwiler
FirstName LastNameKyle   Detwiler
Clever Leaves Holdings Inc.
Comapany 3,
September NameClever
             2020      Leaves Holdings Inc.
September
Page 6    3, 2020 Page 6
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         investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Condensed Consolidated Statements of Loss and Comprehensive Loss, page F-34

28. Consistent with ASC 350-20-45-2, please revise to present the goodwill impairment loss as a separate line item before the subtotal loss from operations. Independent Auditor's Report, page F-62

29. We note that your independent auditor conducted their audit in accordance with PCAOB standards. Accordingly, please have them revise their report to fully comply with PCAOB
         AS 3101.06 through .10. This includes the title,    Report of
Independent Registered Public
         Accounting Firm   , addressing the report to both shareholders and the
board of directors,
         the opinion included as part of the first section of the report and a statement containing the year they began serving consecutively as auditor.
Consolidated Statements of Financial Position, page F-64

30. Please revise the balance sheet to separately present your common and preferred share accounts along with the shares authorized, issued, and outstanding for both classes.
Note 12. Long-term Liabilities
Series C, page F-93

31. We note on page F-94 you disclose the use of a third-party to determine the fair value of a derivative instrument and similar disclosure on page F-82 for the valuation of a warrant. Please revise the filing to clarify the nature and extent of the third-party s involvement in determining the fair value of these instruments and management s reliance on the work of the third-party. In so doing, please refer to Question
141.02 of the
         Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.
Note 15. Stock-based compensation, page F-96

32. For each year for which an income statement is presented, please revise to disclose total compensation cost for share-based payment arrangements recognized in income as well as the total related recognized tax benefit per ASC 718-10-50-2(h).
33. During the year-ended December 31, 2019 you issued approximately 1.8 million common stock options with the estimated fair value of common shares underlying the options ranging from $5.54 to $31.17. We also see that the common shares are valued using income and market approaches. Please expand your critical accounting policy disclosures on page 179 to provide additional details regarding your use of the income and market approaches including the nature of the material assumptions involved. To the extent third party valuations were performed, please discuss the results of such valuations and whether such valuations corroborated any internal valuations performed. Finally,
 Kyle Detwiler
Clever Leaves Holdings Inc.
September 3, 2020
Page 7
      provide additional detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.
Exhibits and Financial Statement Schedules, page II-2

34. Please tell us whether there were any agreements entered in connection with your minority investment in Cansativa and, if so, your basis for not including them as exhibits.
35. Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your Business Combination Agreement. Refer to Item
      601(b)(2) of Regulation S-K.
General

36. Please provide us with copies of the materials that any financial advisor prepared and shared with the Clever Leaves or SAMA board in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Celeste Murphy at 202-551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameKyle Detwiler
                                                            Division of
Corporation Finance
Comapany NameClever Leaves Holdings Inc.
                                                            Office of Life
Sciences
September 3, 2020 Page 7
cc:       Sebastian Fain
FirstName LastName